October 14, 2005


By facsimile to (949) 625-8885 and U.S. Mail


Ms. Helen C. Cary
President and Chief Executive Officer
Midnight Candle Company
79013 Bayside Court
Indio, CA 92203

Re:	Midnight Candle Company
	Registration Statement on Form SB-2
	Filed September 21, 2005
File No. 333-128477

Dear Ms. Cary:

	We reviewed the filing and have the comments below.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

1. There appears to be a technical error in your EDGAR submission caused by the fonts and/or text size that you used that prevents us from being able to print your document. Before filing the next amendment to the registration statement, consult the EDGAR manual on submission procedures, including fonts/text size. If you require additional assistance, you may call Filer Support at (202) 551-8050.

Summary, page 4

2. Disclosure here that MCC plans to market candles "direct to consumers and businesses" is inconsistent with disclosure in the financial statements` note 1 that MCC will market the candles
"through charitable organizations." Please reconcile the disclosures.

3. If MCC intends to market candles through charitable
organizations,
please elaborate on this here and in your Business section.
Explain
how the website links to charitable organizations will work.   For
example, will customers have to link to the charitable sites to purchase the candles? Will the charities receive any portion of the proceeds from the sale of the candles? Is it your intention to ask the charities to include a link to your website on their own websites? Disclosure in note 1 to the financial statements suggests that this may be the case. Clarify whether MCC has any agreements with or has contacted any charitable organizations to establish any relationship and identify any such organizations in the prospectus.

4. The financial statements` note 1 states that customers who purchase the candles "will also benefit from the tax-deductible status of the charitable organization of their choice." Absent additional disclosure in the prospectus, it is unclear how customers would receive this benefit. Please elaborate.

5. Based on disclosure on page 4, MCC expects to initiate communications with potential suppliers in the third quarter of 2005 and plans to begin purchasing saleable inventory by the end of the fourth quarter of 2005. However, based on disclosure on page 18, it appears that MCC has pushed back its expectations to the fourth quarter of 2005 for contacting suppliers and purchasing inventory to the second quarter of 2006. Revise to clarify.

6. If MCC has determined the second quarter of 2006 as its milestone for purchasing inventory, disclose how this delay will affect
MCC`s
ability to produce the $10,000 in revenues that MCC believes that it will need by June 30, 2006 to support its ongoing operations.

Risk Factors, page 7

7. Since disclosures on the prospectus` outside front cover page and elsewhere state that the proceeds from the sale of the shares being offered will go directly to the selling shareholders and will be unavailable to MCC, we assume that the statement in the fifth risk factor that "no alternative sources of funds are available to us in the event MCC does not have adequate proceeds from this offering" is inadvertent. Please revise.

8. Disclosure on page 19 indicates that if MCC does not produce sufficient revenues to meet its expenses over the next 12 months, MCC may need to raise additional capital by issuing capital stock in exchange for cash to continue as a going concern. Address in a discrete risk factor the consequences or effects of any equity financing on MCC and its shareholders. Further, indicate that MCC has no formal or informal agreements to obtain financing, if required.

Determination of Offering Price, page 11

9. Since there is no established market for the securities being registered, provide disclosure of the factors considered in determining the offering price of $0.10 per share as required by Item
505 of Regulation S-B. If you considered no factors other than what the selling shareholders had paid for their shares, please make this clear.

Plan of Distribution, page 13

10. We assume that this section`s first paragraph`s last sentence is inadvertent since it repeats the preceding sentence. Please revise.

11. Revise this section`s fifth paragraph to state that MCC will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the securities.

12. Disclosure in this section`s last paragraph that the selling shareholders are acting independently of MCC in making decisions on the price of the distribution of the shares is inconsistent with disclosure on the prospectus` outside front cover page and elsewhere that MCC determined the price of $0.10 per share at which selling shareholders using this prospectus must offer and sell the shares until a trading market develops in MCC`s common stock. Please revise.

Background of Directors, Executive Officers, Promoters and Control Persons, page 15

13. Disclosure states that Ms. Helen C. Cary`s work experience includes "employment contracts" with Armtek Defense Systems and SpeedFam-IPEC and that she was a production supervisor for CMP tool manufacture at both companies. Explain the meaning of "CMP."

Management`s Discussion and Plan of Operation, page 19

14. Disclosure here and on page F-11 that MCC sold 230,000 shares of
its common stock to 23 unrelated third parties in March and June
2005
is inconsistent with disclosure under "Recent Sales of
Unregistered
Securities" on page 40 and elsewhere that MCC issued the shares to
24
shareholders in June 2005.  Please reconcile the disclosures.

15. Disclosure here and under "Number of total employees and number of full time employees" that MCC does not anticipate the need to hire additional full or part time employees over the next 12 months is inconsistent with disclosure in the financial statements` note 4 on page F-11 that management`s plans include "establishment of key management personnel to support the business plan." Please reconcile the disclosures.

Description of Property, page 21

16. Disclosure indicates that MCC`s sole director, officer, and employee is providing office space at no charge to MCC and that MCC believes that it will not need to lease additional administrative offices for at least the next 12 months. Clarify whether you believe that this space is adequate to store any inventory you acquire. Also expand the disclosure to indicate whether Ms. Helen C. Cary intends to continue to provide office space at no charge to MCC for at least the next 12 months. If not, disclose the amount of rent you expect to pay to Ms. Cary for the office space.

Statement of Changes in Stockholder`s Equity, page F-4

17. Revise the statement to present the information as required by paragraph 11(d) of SFAS 7. Specifically, include the date of each equity issuance.

Exhibits

18. Include an exhibit index immediately before the exhibits.  See
Item 601(a)(2) of Regulation S-B.

Exhibit 5

19. Revise the disclosure to indicate that the securities are to be sold in the registered offering by the selling shareholders and not
MCC. Also state clearly that the shares being offered by the selling shareholders "are" rather than "will be" legally issued, fully paid, and non-assessable.

20. Counsel may not state that it is not an expert within the meaning of the Securities Act in its consent, although we will not object to a statement that counsel does not admit that it is an expert. Please revise the statement that counsel does not "consider" that she is an expert accordingly.

Exhibit 23(b)

21. The independent registered public accounting firm must consent also to being named as an expert in the registration statement.
See
Rule 436 of Regulation C under the Securities Act, and revise.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, MCC may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If MCC thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since MCC and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If MCC requests acceleration of the registration statement`s effectiveness, MCC should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve MCC from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

* MCC may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that MCC provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Nilima N. Shah,
Accounting Branch Chief A, at (202) 551-3255. You may direct questions on other comments and disclosure issues to Edward M.
Kelly,
Senior Counsel, at (202) 551-3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Savoy Financial Group
	6767 West Tropicana Avenue, Suite 207
	Las Vegas, NV 89103

	Wendy E. Miller, Esq.
		2549B Eastbluff Drive, #437
	Newport Beach, CA 92660



Ms. Helen C. Cary
October 14, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE